                                                                       Exhibit 8

                             INFINITY NETWORK INC.
                               600 MADISON AVENUE
                            NEW YORK, NEW YORK 10022


                                                                February 3, 1994

CONFIDENTIAL

Westwood One, Inc.
9540 Washington Boulevard
Culver City, CA  90232

                             9% Convertible Senior
                        Subordinated Debentures due 2002

Ladies and Gentlemen:

                 Reference is made to the Credit Agreement, dated as of February 1, 1994 (the "Credit Agreement"), among Westwood One, Inc. (the "Company"), the Subsidiary Guarantors named therein, The Chase Manhattan Bank (National Association), as Administrative Agent, and the Banks and Co-Agents named therein. Capitalized terms used herein without definition shall have the meanings set forth in the Credit Agreement.

                 Pursuant to Section 8.07(b) of the Credit Agreement, the Company has agreed that it will not permit the aggregate outstanding face amount of the 9% Debentures to exceed $0 from and after the 90th day following the Closing Date.

                 In order to insure compliance by the Company with the foregoing covenant and to satisfy the Company's obligations under Section 6.01(i) of the Credit Agreement, the parties hereto agree for the benefit of the Banks referred to above as follows:

                 (i) Promptly after the Closing Date, the Company will cause the trustee (the "Trustee") under the 9% Debenture Indenture to issue a notice of redemption pursuant to Section 12.2 of the Debenture Indenture to redeem the 9% Debentures not later than 90 days after the Closing Date;

                (ii) Infinity Network Inc. ("INI") will offer to purchase any 9% Debentures that are tendered for redemption at a time when they are eligible for conversion under the 9% Debenture Indenture into Common Stock (as therein defined) of the Company and promptly convert such Debentures as therein provided;

               (iii) If, for whatever reason, all of the outstanding 9% Debentures have not been converted into Common Stock or purchased by INI on the day preceding the date fixed for redemption, INI will purchase from the Company, and the Company will issue and sell to INI, shares of Common Stock in an amount equal to the number of such shares into which the outstanding 9% Debentures then required to be redeemed could have been converted on the last day such Debentures were eligible for conversion under Section 14.1 of the 9% Debenture Indenture for an aggregate purchase price equal to the aggregate redemption price of such Debentures. INI will pay to the Company the purchase price for such shares in cash and the Company will deposit the proceeds of such sale with the Trustee in satisfaction of its obligation to redeem all of the then outstanding 9% Debentures.

                 If you are in agreement with the foregoing, please sign the enclosed copy of this letter and return it to the undersigned, whereupon it will become a binding agreement between us.

                                                   INFINITY NETWORK INC.


                                                   By: /s/ Farid Suleman
                                                      --------------------
                                                      Name:  Farid Suleman
                                                      Title:  Vice President-
                                                              Finance

The foregoing is agreed to
as of the day first
above written:

WESTWOOD ONE, INC.


By: /s/ Eric R. Weiss
   ------------------------
   Name:  Eric R. Weiss
   Title:  Senior Vice President





                                       2